UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-40199

Greenbrook TMS Inc.

(Translation of the registrant’s name into English)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.2, 99.3 and 99.6 to this Form 6-K are incorporated by reference into the registrant’s registration statement on Form F-10 (File No. 333-255762).

EXHIBIT INDEX

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title

99.1	Press release dated May 14, 2021: Greenbrook TMS Reports First Quarter Operational and Financial Results

99.2	Condensed Interim Consolidated Financial Statements of Greenbrook TMS Inc., for the three months ended March 31, 2021 (unaudited)

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations, for the three-month periods ended March 31, 2021 and 2020

99.4	Form 52-109F2 – Certification of Interim Filings (CEO)

99.5	Form 52-109F2 – Certification of Interim Filings (CFO)

99.6	Management Information Circular and Notice of Annual and Special Meeting of Shareholders, dated May 7, 2021

99.7	Form of Proxy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENBROOK TMS INC.

Date: May 14, 2021	By:	/s/ Bill Leonard
		Name:	Bill Leonard
		Title:	President & CEO